Exhibit 99.1

Corporate Communications

CNH Industrial N.V. announces signing of a euro 4 billion committed revolving credit facility

London, March 18, 2019

Today, CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) signed a euro 4 billion committed revolving credit facility, intended for general corporate purposes and working capital needs of the Group.

The facility, entered into with a group of 32 banks, has a 5-year tenor with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. It will replace an existing 5-year euro 1.75 billion facility due to mature in June 2021.

The Group received commitments in excess of euro 6 billion, confirming the firm support of a large panel of international key relationship banks.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom